Exhibit 1

VERADACE CAPITAL MANAGEMENT

November 16, 2025

U.S. Securities and Exchange Commission
Boston Office
33 Arch Street, 24th Floor, Boston, MA 02110
Attn:    John Dugan, Associate Director (Enforcement)

Dear Mr. Dugan:

Veradace Partners L.P. (collectively with its affiliates, “Veradace” or “we”) writes to draw your attention to the definitive proxy statement (the “Proxy Statement”) filed by Tiptree Inc. (“Tiptree” or the “Company”) on October 31, 2025, recommending that shareholders vote in favor of the sale of its primary asset, insurance subsidiary The Fortegra Group, Inc. (“Fortegra” and such transaction, the “Transaction”). We believe the Proxy Statement omits material facts necessary for shareholders to evaluate and vote on the Transaction.

Background

Tiptree (NASDAQ: TIPT) is a Maryland holding company headquartered in Connecticut. Fortegra is a multinational specialty insurance company comprising the vast majority of the Company’s revenue, pre-tax income, assets and equity.1 Tiptree owns 69.1% of Fortegra on a fully diluted basis. Tiptree is seeking a shareholder vote for the Transaction under Maryland law, which requires shareholder approval for the sale of all or substantially all of a corporation’s assets.

On October 17, 2025, Tiptree filed its preliminary proxy statement, and on October 31, 2025, Tiptree filed its definitive proxy statement – both during the U.S. federal government shutdown, without the benefit of full SEC review.

We are the Company’s second largest non-affiliated shareholder. We object to the Transaction and have disclosed our opposition in various securities filings. This letter raises concerns with the Proxy Statement disclosure.

The Proxy Statement Omits Material Facts

An omission is material if “there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote.”2

1 For example, for the 2024 reporting year Fortegra represented approximately 97% of Tiptree’s revenue, 123% of Tiptree’s pre-tax income, 95% of Tiptree’s assets and 95% of Tiptree’s equity.

2 TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976).

VERDACE CAPITAL

3889 Maple Avenue, Suite 220 │ Dallas, TX │ 75219

Critical missing information includes:

1.

Our repeated offers to backstop a Fortegra IPO. The Proxy Statement discloses Tiptree’s discussions with banks and other parties regarding alternatives to the Transaction, including two attempted Fortegra IPOs in 2021 and 2024, and discussions with investment banks and their financial advisor regarding a possible Fortegra IPO in March 2024, June 2024, October 2024, May 2025 and June 2025.[3] However, it omits our many contemporaneous prior offers to invest $50-75 million in a Fortegra IPO to improve the probability of a successful offering, including on November 25, 2024, January 24, 2025, February 5, 2025, May 6, 2025, and July 16, 2025, between Veradace principal Alexander Vezendan and Michael Barnes, Tiptree’s Executive Chairman, with other Tiptree senior management. This omission prevents shareholders from assessing what may have been an alternative to the Transaction, which could have provided superior results.

2.

Valuation Ranges for Prior Attempted IPOs. The Proxy Statement states that the prior attempted IPOs in 2021 and 2024 were withdrawn due to “limited institutional demand at or near the expected valuation range”[4] but provides no detail on those ranges, multiples, or indicative pricing – including what pricing was deemed too low by Tiptree’s management to execute the IPOs – or a comparison between the rejected indicative pricing and the Transaction valuation or expected after-tax Transaction proceeds. This information is material to assessing the fairness of the Transaction, particularly given their financial advisor’s inability to justify the fairness of the purchase price on a net income basis.[5]

3.

Selective Omission of a Consistently Used Non-GAAP Measure. From Q2 2015 through Q2 2025, Tiptree has presented Fortegra’s non-GAAP adjusted net income or other non-GAAP measures[6] in investor presentations. Noticeably, the Q3 2025 presentation covering the Transaction presents only a GAAP net income multiple (10.7x), omitting non-GAAP adjusted net income which would imply a lower 9.8x multiple. The sudden lack of non-GAAP adjusted net income makes the Transaction appear more favorable than it otherwise would.

4.

“Change in Control” Benefits to Tiptree Executive Officers. The Proxy Statement claims no Tiptree executive officer has interests different from other shareholders generally,[7] but omits discussion of Tiptree equity award treatment. The Company’s 2025 annual proxy statement states that upon a Change in Control (which includes a sale of substantially all of Tiptree’s assets), executive RSU awards accelerate and time-vesting requirements of stock options are waived.[8] Executive officers could collectively benefit from millions in value as a result of the Transaction,[9] yet the Proxy Statement omits details on the award treatment, benefits, or any forfeitures of underwater performance RSUs whose stock price hurdles have not been met.

3 See Proxy Statement, pages 39, 40, 41, 46 and 47.

4 See Proxy Statement, pages 39 and 40.

5 See Proxy Statement, pages 57-60.

6 Adjusted net income adjusts GAAP net income for non-recurring expenses and intangible amortization, among other adjustments.

7 See Proxy Statement, page 66.

8 See Tiptree 2025 Annual Proxy Statement, page 37.

9 See Tiptree 2025 Annual Proxy Statement, page 39, estimating acceleration of awards valued at approximately $2.2 million for certain executive officers, among other Change in Control benefits.

VERDACE CAPITAL

3889 Maple Avenue, Suite 220 │ Dallas, TX │ 75219

5.

Post-Transaction Operations and Investment Company Act Risks. The Proxy Statement states that future operations will be dependent solely on the Retained Business,”[10] defined as its “non-insurance and non-mortgage operations, assets and other investments,”[11] but fails to adequately disclose that nearly 100% of Tiptree’s assets will consist of cash and de minimis investments after giving effect to the Transaction and the pending sale of its mortgage business. The Proxy Statement omits any mention that Tiptree may face regulation under the Investment Company Act of 1940 after the Transaction, or how the timeline pressures to avoid such regulation could harm shareholders.

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Given these material omissions, we question whether investors can make an informed voting decision about the Transaction. We are available to discuss these issues. Nothing in this letter should be construed as an exclusive list of our concerns with the Transaction or the Proxy Statement or as a waiver of any of our rights.

Sincerely,

Alexander Vezendan

10 See Proxy Statement, page 30.

11 See Proxy Statement, page 1.

VERDACE CAPITAL

3889 Maple Avenue, Suite 220 │ Dallas, TX │ 75219